Exhibit 99.2

News Release

For Immediate Release

WEST FRASER COMMITS TO GHG EMISSIONS REDUCTIONS THROUGH SBTi PROCESS

World’s largest producer of renewable building materials to materially reduce emissions by 2030

VANCOUVER, B.C., February 15, 2022 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) today announced a commitment to set science-based targets to achieve near-term greenhouse gas (“GHG”) reductions across all its operations located in the United States, Canada, United Kingdom and Europe. As the world’s largest producer of lumber and oriented strand board (“OSB”) and a leading manufacturer of other engineered wood and forest products, joining the Science Based Targets Initiative (“SBTi”) demonstrates the Company’s commitment to sustainability leadership and contribution to global climate action.

SBTi helps companies to set emission reduction targets in line with climate science and Paris Agreement goals. It promotes best practice in science-based target setting and independently assesses companies’ targets. To accelerate corporate climate action, SBTi is focused on significant reductions in global emissions before 2030 and achieving net-zero emissions before 2050.

“Committing to science-based targets through our SBTi pledge is a natural next step for West Fraser,” said Ray Ferris, President & CEO, West Fraser. “By committing to reduce emissions in line with climate science and align with the Paris Agreement goals by 2030, we are building on our solid legacy of sustainability performance of our products while enhancing the social, environmental and economic benefit in the communities in which we operate.”

West Fraser has set the following specific GHG reduction targets:

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Reduce direct emissions under West Fraser’s operational control, Scope 1 GHG emissions, and indirect emissions from purchased energy, Scope 2 GHG emissions, by 46.2% by 2030 from a 2019 base year. These reductions are in line with a scenario which limits global temperature increases to 1.5°C, compared to pre-industrial levels.

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Reduce all other indirect emissions within West Fraser’s value chain, Scope 3 GHG emissions by 25% by 2030 from a 2020 base year. Scope 3 GHG reductions align with a scenario which limits global temperature increases to well-below 2°C, compared to pre-industrial levels.

To achieve these goals West Fraser will expend capital and adapt some operating practices, which will have broad benefits that improve our business. The Company’s capital plans from 2022 forward include projects that will make reducing GHG emissions a priority. It is expected the average annual capital expenditures on GHG reduction projects to be approximately $50 million and fit within the overall capital budget going forward. West Fraser anticipates investing at least $400 million before 2030 to achieve our targets.

The SBTi process is initiated with a letter of commitment and provides a period of two years to develop targets for SBTi validation prior to organizational communication and disclosure.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. For more information about West Fraser, visit: westfraser.com

About Science Based Targets Initiative

The Science Based Targets initiative (“SBTi”) is a global body enabling businesses and financial institutions to set ambitious emissions reductions targets in line with the latest climate science. For more information about SBTi, visit: sciencebasedtargets.org

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including those relating to changes in the Company’s management. These forward-looking statements include, among other things, statements related to the Company’s GHG targets, commitments and goals, STBI validation, benefits accruing from these initiatives and the statements related to the Company’s future allocation of capital, guidance and capital improvement plans. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us considering our experience and our perception of historical trends and current conditions and are subject to inherent risks and uncertainties including our ability to achieve the emissions reduction goals within the time period specified or at all, our ability to undertake the required capital projects and plans to achieve such goals and our access to sufficient capital and resources to undertake such projects and plans. Readers should also refer to the risk factors set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2021, each dated February 15, 2022, available at SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml). There can be no assurance that the plans, intentions, or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders. Except as may be required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

For More Information

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com